UNITED STATES
SECURITIES	AND EXCHANGE COMMISSION
Washington. D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR I5d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2004
Novogen Limited
(Translation of registrant's name into English)
140 Wicks Road, North Ryde, NSW, 2113, Australia
(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual
reports under cover of Form 20-F or Form 40-F.
Form 20-F v Form 40-F
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934. Yes   No
[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
	82- ________________	.1
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
Date 26 March, 2004  By Ronald Lea Erratt Company Secretary

ASX & MEDIA RELEASE
26 MARCH 2004

Late breaking clinical trial results of investigational anti-cancer drug phenoxodiol among four abstracts to be presented at the American Association for Cancer
Research Annual Meeting

Novogen Limiteds subsidiary, Marshall Edwards, Inc.
(LSE AIM: MSH and Nasdaq: MSHL) has just made the following announcement to the London Stock
Exchanges Alternative Investment Market.

WASHINGTON, D.C. March 26, 2004  Marshall Edwards, Inc.
(Nasdaq: MSHL), confirmed today that four abstracts,
including two from clinical trials on its
investigational anti-cancer drug phenoxodiol,
are to be presented at the 95th Annual Meeting
of the American Association for Cancer Research (
AACR) in Orlando, Florida, March 27-31, 2004,
Orange County Convention Center.   The abstracts
for these presentations are available from AACR, which can be obtained using the information below.

*Late-breaking entry:  Interim results of a Phase
Ib/IIa study of oral phenoxodiol in patients with late-stage, hormone-refractory prostate cancer
Abstract No. LB-214
Late-Breaking Abstracts: Poster Session 2
Tuesday 3/30/04 1:00 PM-5:00 PM
Hall B4-D

Phenoxodiol phase Ib/II study in patients with recurrent ovarian cancer that are resistant to second line chemotherapy
Abstract No. 4457: http://aacr04.agora.com/planner/ displayabstract.asp?presentationid=5467
Poster Session
Tuesday 3/30/2004
1:00 PM-5:00 PM
Hall B4-D

Phenoxodiol a chemosensitizer in taxotere-resistant ovarian cancer cells
Abstract No. 4885: http://aacr04.agora.com/planner/ displayabstract.asp?presentationid=6039
Poster Session
Wednesday 3/31/2004
8:00 AM-12:00 PM
Hall B4-D

Phenoxodiol, a novel isoflavone, promotes g1/s arrest by upregulation of p21 in head and neck squamous and salivary gland carcinoma cell lines
Abstract No. 1515: http://aacr04.agora.com/planner/ displayabstract.asp?presentationid=4950
Minisymposium
Sunday 3/28/2004
2:00 PM-5:30 PM
Hall F1-2

Phenoxodiol works by removing the proteins
(XIAP, c-FLIP) within the cancer cell that are responsible in large part for preventing the ability of the cancer cell to be killed by the body and by chemotoxic drugs. When these proteins are removed, the cancer cell is sensitive to the body's normal defense mechanisms that are designed to eliminate cancerous cells. This synergistic mechanism also leads to phenoxodiol enhancing in a very potent way the sensitivity of cancer cells to the killing ability of standard anti-cancer drugs, as well as reversing chemo-resistance in cancer cells and restoring their sensitivity to those standard drugs. Phenoxodiol is an investigational drug and has not yet been approved for marketing in the U.S.
Marshall Edwards, Inc., manages its international research and development programs using the expertise and clinical research capabilities of universities and hospitals in the U.S., Australia and Europe.
Marshall Edwards, Inc., has licensed rights to bring phenoxodiol to market globally from its parent company, Novogen Limited (Nasdaq: NVGN).
Novogen is developing a range of therapeutics across the fields of oncology, cardiovascular disease and inflammatory diseases based on its phenolic drug technology platform.
More information on phenoxodiol and on the Novogen group of companies can be found at www.marshalledwardsinc.com and www.novogen.com.

Statements included in this press release that are not historical in nature are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation
Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on managements current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products;
competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance;
our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.

CONTACT: US-Australia: Mr Christopher Naughton,
CEO, Marshall Edwards, Inc., + 61.2.9878 0088